Mail Stop 4561

July 20, 2007

Mr. G. Kennedy Thompson
Chairman, President,
Chief Executive Officer and Director
Wachovia Corporation
One Wachovia Center
Charlotte, North Carolina 28288-0013

Re: Wachovia Corporation
Form 10-K for Fiscal Year Ended December 31, 2006

Dear Mr. Thompson:

We have reviewed your response dated July 6, 2007 and have the following additional comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements

1.   Please more fully describe the price sensitivity analysis used to prospectively test effectiveness as referred to in your response to comment 4 of our letter dated June 28, 2007.

2.   Regarding cash flow hedges of forecasted transactions, including purchases and issuances of assets and liabilities as well as forecasted interest receipts and payments, please tell us the following for each type of forecasted transaction:

- How you aggregate similar cash flows under paragraph 29(a) of SFAS 133;

Mr. G. Kennedy Thompson
Wachovia Corporation
July 20, 2007
Page 2

- The defined time period over which you typically forecast the probable cash flows for each type of forecasted hedged transaction;
- How you assess current hedgeable cash flows and expectations in determining whether the cash flows are probable throughout the hedge period;
- Whether you have missed any of your forecasts (i.e. had more notional amounts of hedging instruments than actual hedgeable forecasted transactions) and if so, the number of times and frequency;
- Whether you have ever changed the forecasted transaction of an established hedge; and
- If so, how you considered the off-market components of the swap at the time of de-designation and re-designation.

3.   Please provide us with your hedge documentation for a representative sample of one of your cash flow hedges of forecasted repurchase agreements. Please ensure this documentation shows how you concluded that the individual pool of repurchase agreements shares the same risk exposure.

*   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides the requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or me at (202) 551-3494, if you have questions regarding the comments on the financial statements and related matters.

                                                Sincerely,

                                                Kevin W. Vaughn
                                                Accounting Branch Chief